Exhibit (a)(5)(ii)

boaz weinstein O Σ c.•'l»c»z \ veirJst«iin With rising redemptions and limited liquidity, private BDCs and intervals funds are facing one of their toughest periods yet — leaving many investors with limited options. To help retail investors navigate this challenging period, today Saba and 9 coxca;oitalt3tioi s announced our intent to offer liquidity for OBDC II, OTIC and OCIC shareholders through tender offers, subject to certain terms & conditions and the number of shares to be purchased. More details on the tender offers will be available soon but for now here is what we can share: l›cisiioess .’lii e.cor7/ne."•›s/lioiote/2025,., Disclaimer/Important Information: s.al‹.acajoital.co æ/tenner — offe — cl... Fi o 'at L‹s ' we, \ I!/' I e ‹ ƒ Oll ƒ 2:34 PM ' Fet3 20, 202t ƒ 361 Vie ’is